Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 3 DATED JUNE 29, 2017

TO THE PROSPECTUS DATED MARCH 17, 2017

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated March 17, 2017, Supplement No. 1 dated April 24, 2017 and Supplement No. 2 dated May 25, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	disclosure of our third quarter distribution declaration; and

•	an update regarding the resignation of one of our independent directors and the appointment of Alexander S. Vellandi as an independent director to our board of directors.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of June 21, 2017, we have received gross offering proceeds of approximately $1,485,000 in our primary offering, consisting of approximately $999,000 from the sale of approximately 40,000 Class A shares, approximately $60,000 from the sale of approximately 2,500 Class T shares, and approximately $426,000 from the sale of approximately 18,700 Class W shares.

Third Quarter Distribution Declaration

On June 7, 2017, our board of directors declared a daily distribution in the amount of approximately $0.004281 per day per share on the outstanding shares of common stock payable to stockholders of Class A shares, Class T shares and Class W shares as of the close of each business day of the period commencing on July 1, 2017 and ending September 30, 2017. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.003618 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.003969 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Update to Our Independent Directors

On June 26, 2017, Stephen G. Muzzy, an independent director, member and chairman of our audit committee and member of our nominating and corporate governance committee of our board of directors, resigned from such positions. Mr. Muzzy’s decision to resign from our board of directors did not involve any disagreement with us, our management or the board of directors. Mr. Muzzy will remain an independent director of Strategic Storage Growth Trust, Inc.

On June 26, 2017, in accordance with our bylaws and charter, the remaining independent director of our board of directors appointed Alexander S. Vellandi as an independent director to fill the vacancy created by Mr. Muzzy’s resignation, to serve in accordance with our bylaws for the remainder of the full term of the directorship and until his successor is duly elected and qualified. On June 26, 2017, Mr. Vellandi was also appointed to serve as a member and chairman of our audit committee and as a member of our nominating and corporate governance committee.

As a result, in all places where Mr. Muzzy is named in our prospectus, his name is hereby replaced with the name of Mr. Vellandi. In addition, Mr. Muzzy’s biographical information contained under the “Executive Officers and Directors” sub-section under the “Management” section of our prospectus is hereby deleted and the following biographical information for Mr. Vellandi is hereby added:

Alexander S. Vellandi. Mr. Vellandi is one of our independent directors and is the chairman of our audit committee and a member of our nominating and corporate governance committee of our board of directors. He has over 18 years of experience in commercial real estate and finance. Mr. Vellandi is currently General Counsel of Money360, Inc., a commercial real estate marketplace lender, responsible for all legal aspects of its corporate and business operations, a position he has held since March 2016. Since 2002, he has also owned a residential real estate brokerage firm, Orange County Property Company. Prior to Money360, Inc., Mr. Vellandi was in-house legal counsel to Sabal Financial Group, LP. from November 2011 through March 2016. Mr. Vellandi was a sole practitioner from 2004 to 2011 and was Associate General Counsel of Triple Net Properties, LLC from 2003 to 2004. He has also served as an attorney with two law firms in California, Allen, Matkins, Leck, Gamble & Mallory LLP from 2000 to 2002, which is a California-based law firm specializing in real estate, litigation, labor, tax and business law, and Sheppard, Mullin, Richter & Hampton LLP from 1998 to 2000, which is a global 100 firm handling corporate and technology matters, litigation and financial transactions. In private practice, he has represented large corporations, developers, landlords, tenants, real property purchasers, borrowers and secured lenders on a wide range of real estate related transactions in various states. Mr. Vellandi graduated with his Bachelor of Arts from the University of California at Irvine and his Juris Doctorate from UCLA School of Law. Prior to entering law school, he served as an appointee of former California Governor Pete Wilson from 1995 through 1996. He is a member of the State Bar of California, is a licensed real estate broker and serves in a leadership capacity for various charities and professional organizations.

We believe that Mr. Vellandi’s extensive business background in commercial real estate and banking supports his appointment to our board of directors.

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